

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2015

Via E-mail
Alexander Starr
Chess Supersite Corporation
1131A Leslie Street, Suite 101
Toronto, Ontario M3C 3L8
Canada

> **Re: Chess Supersite Corporation**
> **Registration Statement on Form S-1**
> **Filed December 11, 2014**
> **File No. 333-200845**

Dear Mr. Starr:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your selling shareholders are identified as underwriters. Because this offering appears to be an indirect primary offering by the company through selling shareholders, the offering price of the shares must be fixed for the duration of the offering. Please revise your disclosure to remove reference to the selling shareholders being able to sell shares at market prices on the prospectus cover page, prospectus summary, selling shareholder sales, plan of distribution and elsewhere throughout the prospectus.

2. For each entity identified as a selling shareholder, please provide the identity of the natural person with voting and investment control.

3. We note that you have not included the required XBRL interactive data exhibit with this registration statement. Please refer to Item 601(b)(101) of Regulation S-K and file the required XBRL interactive data. Further, you have not submitted the XBRL interactive

Alexander Starr
Chess Supersite Corporation
January 2, 2015
Page 2

data exhibits in your quarterly periodic reports as contemplated by Item 601(b)(101)(i). Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin Martin
Senior Counsel

cc: Anthony A. Patel